Filed by CombinatoRx, Incorporated

Pursuant to Rule 425 under Securities Act of 1933, as amended

Subject Company: CombinatoRx, Incorporated

Subject Company’s Commission File No.: 000-51171

FINAL TRANSCRIPT

Thomson StreetEvents

Conference Call Transcript

CRXX—CombinatoRx and Neuromed Sign Merger Agreement Conference Call

Event Date/Time: Jul 01, 2009 / 12:30PM GMT

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FINAL TRANSCRIPT

Jul 01, 2009 / 12:30PM GMT, CRXX - CombinatoRx and Neuromed Sign Merger Agreement Conference Call

CORPORATE PARTICIPANTS

Gina Nugent

CombinatoRx, Inc.—VP of Corporate Communications and IR

Robert Forrester

CombinatoRx, Inc.—Interim President and CEO

Christopher Gallen

Neuromed Pharmaceuticals, Inc.—President and CEO

PRESENTATION

Operator

Thank you for holding. At this time, all participants are in listen-only mode. There will be a question-and-answer session to follow. Please be advised that this call is being taped at the Company’s request. At this time, I would like to introduce your host for today’s call, Gina Nugent, Investor and Corporate Communications at CombinatoRx. Please go ahead.

Gina Nugent — CombinatoRx, Inc.—VP of Corporate Communications and IR

Good morning, everyone, and welcome to the CombinatoRx conference call in which we will discuss the proposed merger with Neuromed. I’m Gina Nugent, Investor Relations and Corporate Communications at CombinatoRx, and with me today are Robert Forrester, interim President and CEO of CombinatoRx; Christopher Gallen, M.D., Ph.D., President and CEO of Neuromed; and Justin Renz, Senior Vice President and Chief Financial Officer of CombinatoRx.

During the call, Robert and Dr. Gallen will discuss this morning’s announcement with regard to the proposed merger of the two organizations. After that, the team will be available to answer questions during the Q&A session. If you have not already seen this morning’s release, it can be downloaded directly from the CombinatoRx website at www.CombinatoRx.com.

Before we begin, let me remind everyone that our statements today about the proposed merger, both Company’s product candidates, including the regulatory approval status of Exalgo, financial and sales projections, business development strategy, potential transactions and business prospects and plans are forward-looking statements under the securities laws. These statements are made based on our current assumptions, expectations or beliefs and are subject to a number of risks and uncertainties that could cause the combined Company’s actually results to differ materially from these statements. Our assumptions, expectations or beliefs may change and the Company undertakes no obligation to update or revise any such forward-looking statements to reflect subsequent events or circumstances. In addition, the risks underlying these statements are described or will be described in the risk factors section of the reports we have filed with the SEC.

I will now turn the call over to Robert.

Robert Forrester — CombinatoRx, Inc.—Interim President and CEO

Thank you, Gina. Good morning, everybody. Thank you for joining our call this morning. Over the last six months, we have worked hard to restructure the Company to be sustainable. This is including some headcount reductions, divestiture of our Singapore subsidiary, etc. And then we’ve gone on to consider all of the various strategic options available to CombinatoRx to maximize shareholder value. As a result of that analysis, we’ve determined that the merger with Neuromed is the best opportunity to create shareholder value going forward.

We are delighted to announce our proposed merger with Neuromed. By bringing together our collective promising product assets, unique discovery capabilities, experienced management teams and financial resources, we have the ingredients in place to create a sustainable biotechnology company.

For those of you who are not familiar with Neuromed, they are a privately owned biotech company with a late-stage pain drug, Exalgo, an exciting Ion channel inhibitor program and an experienced leadership team. I will give you some more details on all of those components.

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Jul 01, 2009 / 12:30PM GMT, CRXX - CombinatoRx and Neuromed Sign Merger Agreement Conference Call

Together, the combined company will have substantial opportunity for building value going forward. The key assets of the combined company include, first of all, Exalgo. Exalgo is designed to be a once-daily oral hydromorphone for the treatment of chronic to severe pain. It is a significant late stage product opportunity which was recently sold by Neuromed to Mallinckrodt, which is a subsidiary of Covidien. To be a key asset in Covidien’s emerging branded pain management franchise.

For the sale of Exalgo, Neuromed has or will receive $15 million in upfront payments, up to $60 million in additional development funding as well as the potential for significant revenue from milestones on approval of Exalgo. The approval milestone is a minimum of $30 million which could increase to $40 million depending on the timing of the approval and the number of doses of Exalgo that are approved. In addition, Neuromed receives tiered royalties on the future net sales of Exalgo.

I thought that it might be helpful to give some background on the opioid market. The US long-acting opioid market is large and growing. According to 2008 IMS data, more than 22 million prescriptions were written last year representing an annual growth rate of over 9%. And $4.8 billion in annual sales were recorded representing an 18% annual growth rate.

Opana ER, the most recent long-acting opioid launched in the US is marketed by Endo, had 2% prescription share and 3.4% dollar share, or $164 million in sales in 2008, its second four-year post launch. In addition, Exalgo is already approved in Europe under the brand name Jurnista. Jurnista was launched by Janssen in Germany in 2006. In 2008, Jurnista reported 3% prescription share and 5% dollar share. Currently there is no long acting form of hydromorphone available in the US, which represents a key opportunity for Exalgo.

In addition, the US prescribing audience is very familiar with hydromorphone IR which had 2.5 million prescriptions in 2008, representing a 19% share of the short-acting opioids market with a 17% annual growth rate. This provides a strong foundation for Exalgo’s sales growth.

And finally, with 11,500 prescribers representing half of the total long-acting opioid prescriptions, there is a highly concentrated prescriber audience in the US to facilitate efficient marketing and sales. Exalgo is being developed under a special protocol assessment, an SPA, with the FDA. The recently completed successful Exalgo Phase III trial is expected to meet those SPA requirements. Neuromed filed the NDA as a complete response submission on May 22 of this year. The FDA has accepted the filing and the PDUFA date is November 22, 2009.

In addition to Exalgo, the combined company will have multiple clinically validated product assets including mid-stage pipeline programs such as Synavive, CRx-401, Prednisporin, which is I think you know, is partnered to — with Fovea, and early-stage assets such as the CombinatoRx B-cell malignancy program, CRx-601 for Parkinson’s disease and the Neuromed Ion channel inhibitor program.

Thirdly, we have a novel validated drug discovery technology as illustrated by the CombinatoRx-Novartis oncology collaboration which has the potential to generate future product opportunities and milestone payments.

Fourthly, we have the financial resources necessary to continue operations into 2012. In addition to leveraging the efficiencies that come about by combining product assets, discovery capabilities and financial resources, Chris Gallen and the rest of the Neuromed management team bring substantial product development expertise to bear on the product pipeline.

I am delighted that Chris, President and CEO of Neuromed, and the planned future President and CEO of CombinatoRx could join us on this call today. Chris received his M.D. and Ph.D. from Emory University School of Medicine in Atlanta and trained in psychiatry at Stanford and neurology at UCSD. Chris is a very experienced drug developer. Before joining Neuromed, he was Vice President and Chief of Operations, Clinical Research and Development at Wyeth, in charge of all global clinical operations.

Prior to Wyeth, he was Kalamazoo R&D Site Head at Pharmacia responsible for general oversight of all aspects of CNS and infectious disease R&D and VP of Clinical Research and Clinical Operations and Clinical Research for all specialties in the Western Hemisphere as well as for global CNS development.

Chris and his team have played key roles supporting more than 10 NDAs, or their regulatory equivalent in other countries including Aricept, Provigil, Periostat, Xyrem and Xanax XR. In addition, the Neuromed team have launched more than 10 drugs including Humulin, Becloforte, Ceftin, Pulmozyme, Cinobac and Imitrex.

I would also like to pause and just take this opportunity to thank Alexis who is stepping down as President and CEO of CombinatoRx for his many years of dedication and hard work in building CombinatoRx to where we are today. It has been both an honor and a pleasure to work with Alexis. I am pleased to say Alexis will stay actively involved in CombinatoRx as a member of the scientific advisory board.

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Jul 01, 2009 / 12:30PM GMT, CRXX - CombinatoRx and Neuromed Sign Merger Agreement Conference Call

Alexis co-founded this company nine years ago with little more than a vision of the potential combination high throughput screening could have on the discovery of novel medicines. In that role, he has been a strong leader and a visionary as he built what is today a truly unique drug discovery platform.

Also I’d like to congratulate Justin who has been promoted to Senior Vice President and Chief Financial Officer. Justin joined CombinatoRx in 2006 as Vice President of Finance and Treasurer and his contributions have been significant during the years.

Before I turn the call over to Chris, I will briefly outline the details of the merger agreement. This is an all-stock transaction in which CombinatoRx will issue approximately 36 million new shares of its common stock to Neuromed shareholders with each party owning approximately 50% of the voting power of the merged organization upon closing. The merger has a unique structure, with a contingent valuation element providing downside protection and upside participation for shareholders.

The percentages ownership will be adjusted with pre-merger CombinatoRx shareholders ultimately owning between 30% and 70% of the merged organization based on the outcome and timing of the FDA’s review of Exalgo. For example, if Exalgo approval is received by the end of this year, pre-merger CombinatoRx stockholders will receive 30%, or will own 30% of the combined company.

If the approval is received between January 1 and September 30 of next year, i.e. the first three quarters of next year, pre-merger CombinatoRx stockholders will own 40% of the combined company. If approval is received between October 1 and December 31 of next year, i.e., the fourth quarter, pre-merger CombinatoRx stockholders will own 60% of the combined company. And if approval is not received by the end of next year, pre-merger CombinatoRx stockholders will 70% of the combined company.

This creative structure provides downside protection to CombinatoRx shareholders if the approval takes longer but allows us to share in the upside of a earlier Exalgo approval. This structure rewards Neuromed’s shareholders for a quick approval of Exalgo which leads to a higher milestone in Covidien and an earlier revenue stream from royalties.

The Boards of Directors of both CombinatoRx and Neuromed have already approved the proposed merger. In addition, CombinatoRx stockholders representing approximately 35% of our outstanding shares including Biotech Value Fund, our largest shareholder, have committed to vote in favor of the merger and Neuromed stockholders representing in excess of 60% of the voting shares of Neuromed have also committed to vote in favor.

The transaction is currently expected to close during the fourth quarter of 2009, subject to customary closing conditions.

I’ll now turn the call over to Chris so that he can briefly explain the rationale for Neuromed’s interest emerging with CombinatoRx. Chris?

Christopher Gallen —Neuromed Pharmaceuticals, Inc.—President and CEO

Thank you, Robert, and hello, everyone. I look forward to the opportunity of meeting with many of you in the weeks and months to follow.

This merger with CombinatoRx provides us with the opportunity to build a biopharmaceutical organization based on the synergistic combination of CombinatoRx products, Neuromed products, our people, our capital, and the unique to novel discovery approach — approaches of Neuromed and CombinatoRx together.

Exalgo, the multiple mid- and early-stage product candidates in the CombinatoRx pipeline and the earlier stage Neuromed products, combined with the extensive development expertise and the project management driven culture that we have instilled at Neuromed will enable the creation of truly exciting new therapeutics.

This potential is really validated by the recent CombinatoRx-Novartis oncology collaboration. AND this, Novartis recognized the potential of CombinatoRx technology by combining the innovative discovery for which Novartis is well known with the systematic exploration of combination therapy made possible by the CombinatoRx platform.

In summary, I believe that we have the ability to build a sustainable biotechnology company and along the way in doing so to create a better future for CombinatoRx and Neuromed shareholders by bringing together our significant product assets, our unique discovery capabilities, our experienced management team and our financial resources.

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Jul 01, 2009 / 12:30PM GMT, CRXX - CombinatoRx and Neuromed Sign Merger Agreement Conference Call

With that, we will stop and take your questions. Operator, we are ready to take questions.

QUESTION AND ANSWER

Operator

(Operator Instructions)

Robert Forrester —CombinatoRx, Inc.—Interim President and CEO

Obviously we did such a good job explaining the transaction or you are all too shy to ask questions. I would like to say if you have any questions, feel free to call either Chris or myself. We are available all day to answer any questions you might have. Thank you all very much, indeed, for joining the call this morning.

Christopher Gallen —Neuromed Pharmaceuticals, Inc.—President and CEO

Thank you. Have a good day.

Gina Nugent —CombinatoRx, Inc.—VP of Corporate Communications and IR

That concludes the CombinatoRx merger agreement conference call. Thank you all for participating.

Operator

Ladies and gentlemen, you may now disconnect. Have a great day.

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FINAL TRANSCRIPT

Jul 01, 2009 / 12:30PM GMT, CRXX - CombinatoRx and Neuromed Sign Merger Agreement Conference Call

FORWARD LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning CombinatoRx, the proposed transaction with Neuromed, the expected timetable for completing the transaction, financial condition, future business prospects and market conditions for the combined entity, benefits and synergies of the transaction, including product candidates and their development and commercial potential, drug discovery technology, business development plans, intellectual property and plans for other research and development programs. These forward-looking statements are based on the current estimates and assumptions of the management of CombinatoRx as of the date of this communication and are subject to risks, uncertainties, assumptions and other factors that may cause actual results to be materially different from those reflected in such forward-looking statements. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include: conditions affecting the markets in which CombinatoRx and Neuromed operate; the uncertainty of regulatory approvals; the ability of CombinatoRx and Neuromed to successfully integrate their respective operations; the ability to realize anticipated synergies and cost savings; outcomes and timing of the regulatory approval process; and the other risks discussed in this communication and others that can be found in the “Risk Factors” section of the CombinatoRx Annual Report on Form 10-K on file with the Securities and Exchange Commission, and the other filings made by CombinatoRx with the Securities and Exchange Commission. No forward-looking statement can be guaranteed and actual results may differ materially from those CombinatoRx projects. CombinatoRx is providing this information as of the date of this communication and does not undertake any obligation to publicly update any forward-looking statements contained in this document as a result of new information, future events or otherwise, except as required by law.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

This communication does not constitute an offer of any securities for sale. In connection with the merger, CombinatoRx intends to file with the SEC a registration statement on Form S-4, which will include a proxy statement/prospectus of CombinatoRx and Neuromed and other relevant materials in connection with the proposed transactions. Investors and security holders of CombinatoRx are urged to read the proxy statement/prospectus and the other relevant material when they become available because they will contain important information about CombinatoRx, Neuromed and the proposed transaction. The proxy statement/prospectus and other relevant materials (when they become available), and any and all documents filed with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by CombinatoRx by directing a written request to CombinatoRx, Incorporated, 245 First Street, Third Floor, Cambridge, MA 02142, Attention: Secretary. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTIONS.

CombinatoRx and its respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of CombinatoRx in connection with the merger. Information about the executive officers and directors of CombinatoRx and their ownership of CombinatoRx common stock is set forth in Amendment No. 1 to the CombinatoRx Annual Report on Form 10-K, which was filed with the SEC on April 30, 2009. Investors and security holders may obtain additional information regarding the direct and indirect interests of CombinatoRx, Neuromed and their respective executive officers and directors in the merger by reading the proxy statement /prospectus regarding the merger when it becomes available.